Peerless Systems Corporation 300 Atlantic St., Suite 301 Stamford, CT 06901

November 15, 2011

Ms. Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-3628

Re:	Moduslink Global Solutions, Inc. (the “Company”) Preliminary Proxy Statement filed by Peerless Systems Corporation et al. Filed October 24, 2011 File No. 1-35319

Dear Ms. Kim:

Reference is made to the Preliminary Proxy Statement filed on October 24, 2011 (“October 4, 2011 Soliciting Material”) with the Securities and Exchange Commission (the “Commission”) by Peerless Systems Corporation, V Investment Partners III LLC, Locksmith Capital Advisors Inc., Timothy E. Brog and Jeffrey S. Wald (collectively, the “Peerless Group”), in connection with the Peerless Group’s solicitation of proxies from the stockholders of the Company for use at its 2011 Annual Meeting of Stockholders.

Submitted for your review are two copies of a memorandum, attached as Annex A hereto, setting forth Peerless’ responses to your comments made by letter dated November 2, 2011.  For your convenience, each of the numbered paragraphs in Annex A corresponds to the numbered comment in the Staff’s comment letter.

In addition, as you requested on our telephone call I have reordered the proposals to conform with the order used by the Company.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours, PEERLESS SYSTEMS CORPORATION

By:	/s/ Timothy Brog
Timothy Brog
Chief Executive Officer and General Counsel

Peerless Systems Corporation 300 Atlantic St., Suite 301 Stamford, CT 06901

Annex A

Peerless’ Responses to Comments
Transmitted by Letter dated November 2, 2011

Preliminary Proxy Statement

General

1.
Please revise to include a background discussion of the contacts between the participants and the registrant during the time period leading up to the current solicitation.  Please also describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

The requested disclosure has been made on page 10.

2.
We note that this filing refers security holders to information that will be contained in the registrant’s proxy statement for the annual meeting.  We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate.  If the participants determine to disseminate their proxy statement prior to the distribution of the company’s proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement.  Please advise as to the participants’ intent in this regard.

Peerless presently intends to rely upon Rule 14a-5(c) and does not intend to distribute its proxy statement until ModusLink furnishes its proxy statement to stockholders.

3.
We note that you have listed the participants on the cover of the Schedule 14A.  Please identify each participant in the proxy statement and revise to include the information required by Item 5(b) of Schedule 14A for each nominee, V Investment Partners III LLC and Locksmith Capital Advisors.

Initially Peerless intended that its two subsidiaries (V Investment Partners III LLC and Locksmith Capital Advisors Inc.) were going to buy ModusLink common stock and become participants in the proxy solicitation.  This never occurred and therefore they have been removed as participants from the cover of the Preliminary Proxy Statement filed herewith.  Accordingly, no addition disclosure required by Item 5(b) of Schedule 14A is needed.

Proposal 1: Election of Directors, page 12

4.	Please revise to state that the proposal relates to the election of two Class III directors.

The requested disclosure has been made on page 10.

Peerless Nominees, page 12

5.	Please revise to state that there is no assurance that the registrant’s nominees will serve if elected with any of the Peerless Group’s nominees.

The requested disclosure has been made on page 11.

6.
Please revise to describe the type of business conducted by Locksmith Value Opportunity Fund LP and Eco-Bat Technologies Limited, which are referenced under the description of Mr. Brog’s business experience.  Refer to Item 401(e)(1) of Regulation S-K.

The requested disclosure has been made on page 10.

7.
We note the participants reserve the right to vote for unidentified substitute nominees.  Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw.  In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

The requested disclosure has been made on page 11.

Proposal 5: Ratification of Independent Registered Public Accounting Firm, page 18

8.	Please revise the proxy statement to describe how Proposal 5 and 6 will be voted if no direction is made on the proxy card.

As requested by the Staff and as stated above, the various proposals have been reordered.  The old Proposals 5 and 6 are now Proposals 4 and 5.  The requested disclosure has been made on pages 12 and 13.

Solicitation of Proxies, page 21

9.
We note that proxies may be solicited by mail, facsimile, telephone, telegraph, internet, in person and by advertisement.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding in your response letter.

Peerless intends to file under the cover of Schedule 14A all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any mass e-mail correspondence and any information posted on the Internet.

Additional Participant Information, page 22

10.
We note that Peerless reserves the right to retain advisors who may be considered participants. Please confirm that you will include the disclosure required by Items 4 and 5 of Schedule 14A for any additional participants.

Peerless intends to include the disclosure required by items 4 and 5 of Schedule 14A for any additional participants.

Form of Proxy

11.	Please revise the form of proxy to state that the proxy is not solicited on behalf of the registrant’s board of directors. Refer to Rule 14a-4(a)(1).

The current form of Proxy Card clearly states “THIS PROXY IS SOLICITED ON BEHALF OF PEERLESS.”

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